SECURITI 05039301 SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response.......12.00	

RECEIVED MAR 0 1 2005 SEC MAIL PROCESSING SECTION WASH, D.C. 202

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51825

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

MultiTrade Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Madison Avenue - 6th Floor
(No. and Street)

New York	NY	10010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luis F. Restrepo — (800) 428-9764
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED MAR 2 3 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Luis F. Restrepo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MultiTrade Securities LLC ,as of December 31 , 2004 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

DIANE RUBIN
Notary Public, State of New York
No. 41-4935889
Qualified in Queens County
Commission Expires August 1, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MULTITRADE SECURITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2004

(with supplementary information)

MULTITRADE SECURITIES LLC

Contents

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Members
MultiTrade Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of MultiTrade Securities LLC (the "Company") as of December 31, 2004, and the related statements of operations, changes in members' equity, changes in subordinated liabilities, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of MultiTrade Securities LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eisner LLP

New York, New York
February 9, 2005

MULTITRADE SECURITIES LLC

Statement of Financial Condition
December 31, 2004

ASSETS	
Cash and cash equivalents	$ 274,125
Due from brokers	100,779
Commissions receivable	54,803
Property and equipment, net	12,539
Other assets	3,249
	$ 445,495
LIABILITIES AND MEMBERS' EQUITY	
Accrued expenses and other liabilities	$ 303,008
Due to member	5,000
	308,008
Subordinated liabilities	455,000
Members' equity	(317,513)
	$ 445,495

See notes to financial statements

MULTITRADE SECURITIES LLC

Statement of Operations
Year Ended December 31, 2004

Revenues:	
Commissions	$ 1,716,952
Interest	3,171
	1,720,123
Expenses:	
Compensation and benefits	1,035,545
Broker expense	199,567
Professional fees	175,444
Clearing fees	83,722
Rent	68,503
Travel and entertainment	32,156
Interest	23,631
Telephone	17,337
Depreciation	16,228
Other	254,014
	1,906,147
Net loss	$ (186,024)

See notes to financial statements

MULTITRADE SECURITIES LLC

Statement of Changes in Members' Equity

Members' equity - January 1, 2004	**$ (222,755)**
Contributions	**96,266**
Withdrawal	**(5,000)**
Net loss	**(186,024)**
Members' equity - December 31, 2004	**$ (317,513)**

See notes to financial statements

MULTITRADE SECURITIES LLC

Statement of Changes in Subordinated Liabilities

Subordinated liabilities - January 1, 2004	$ 455,000
Additional borrowings	0
Subordinated liabilities - December 31, 2004	$ 455,000

See notes to financial statements

MULTITRADE SECURITIES LLC

Statement of Cash Flows
Year Ended December 31, 2004

Cash flows from operating activities:	
Net loss	$ (186,024)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	16,228
Changes in:	
Due from brokers	228,015
Commissions receivable	(31,844)
Other assets	1,391
Accrued expenses and other current liabilities	125,645
Due to member	5,000
Net cash provided by operating activities	158,411
Cash flows from investing activities:	
Purchase of property and equipment	(1,120)
Cash flows from financing activities:	
Contributions	96,266
Withdrawals	(5,000)
Net cash provided by financing activities	91,266
Net increase in cash and cash equivalents	248,557
Cash and cash equivalents - January 1, 2004	25,568
Cash and cash equivalents - December 31, 2004	$ 274,125
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 23,631

See notes to financial statements

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization:

MultiTrade Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company's principal business is introducing customers to its clearing brokers, pursuant to fully disclosed clearance agreements, for which it earns commissions.

The Company does not carry accounts for customers or perform custodial functions related to securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Accordingly, the Company is exempt pursuant to paragraph k(2)(ii) from the Securities and Exchange Commission Rule 15c3-3.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has a deficit in members' equity and incurred a significant operating loss for the year ended December 31, 2004. The Company's efforts during 2004 to develop a commission-based business on behalf of United States institutional customers resulted in an approximately 21% increase in commission revenue for the year ended December 31, 2004 compared to 2003. During 2004, the Company generated positive cash flow from operations and received capital contributions of approximately $96,000 from new investors. Management plans to continue expanding the Company's institutional commission business and is projecting a small net profit for the year ending December 31, 2005. In addition, management believes the Company will generate sufficient positive cash flow from operations during the year ending December 31, 2005.

[2] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

[3] Revenue recognition:

Commission revenue is associated with transactions in securities, mutual funds and other products and is recorded on a trade-date basis. Approximately 60% of commission revenue is derived from four customers.

[4] Statement of cash flows:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

[5] Concentration of credit and off balance sheet risk:

The Company conducts business with its clearing brokers on behalf of its customers pursuant to its clearance agreements. In the event that the Company's customers do not fulfill their obligations in connection with their securities transactions, the Company has agreed to indemnify its clearing brokers for losses the clearing broker may sustain as a result of this failure. Additionally, the Company's cash balances are held in accounts at one financial institution.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[6] Property and equipment:

Property and equipment are stated at cost. Depreciation is provided for on a straight-line basis over the estimated useful lives of the assets, usually three years.

[7] Income taxes:

No provision is made in the accompanying financial statements for liabilities for federal or state income taxes since such liabilities are the responsibility of the individual members. The City of New York assesses a tax on the income of unincorporated businesses operating within its jurisdiction at the rate of 4% of net income, as adjusted. At December 31, 2004, the Company had deferred tax assets of approximately $8,000, which are primarily due to timing differences such as depreciation and net operating loss carryforwards. Such amount has been fully reserved based on the likelihood of realization. During 2004, the valuation allowance decreased by approximately $4,000. The Company has available approximately $82,000 of net operating loss carryforwards which may be applied against future taxable income. These carryforwards begin to expire in December 2023.

NOTE B - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2004 consist of the following:

Computer equipment	$ 86,739
Furniture and fixtures	9,203
Less accumulated depreciation	(83,403)
Net property and equipment	$ 12,539

Depreciation expense for the year ended December 31, 2004 amounted to $16,228.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $116,597, which exceeds the Company's minimum net capital requirement by $104,277. The Company's ratio of aggregate indebtedness to net capital was 2.64 to 1 as of December 31, 2004.

NOTE D - SUBORDINATED NOTES PAYABLE

The Company has a subordinated loan from one of its members in the amount of $455,000, which matures on July 31, 2006. The subordinated loan was approved for regulatory net capital purposes by the National Association of Securities Dealers, Inc. and bears interest at the three-month LIBOR plus 0.55% per annum. The LIBOR at December 31, 2004 was 2.56%. Interest expense on the subordinated loan for the year ended December 31, 2004 was $12,322, of which $6,043 is included in accrued expenses and other liabilities at December 31, 2004.

NOTE E - RELATED PARTY TRANSACTIONS

During 2005 management fees of approximately $26,000 were paid to a company that is owned by one of the members.

SUPPLEMENTARY INFORMATION

MULTITRADE SECURITIES LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2004

Net capital:	
Members' equity	$ (317,513)
Excess blanket bond deductible	(5,000)
Subordinated liabilities allowable in computation of net capital	455,000
	132,487
Nonallowable assets:	
Equipment, net	12,539
Other assets	3,351
	15,890
Net capital	$ 116,597
Computation of basic net capital requirement:	
Minimum net capital requirement of 6-2/3% of aggregate indebtedness of $308,008 or $5,000	$ 12,320
Excess net capital	$ 104,277
Aggregate indebtedness:	
Accrued expenses and other liabilities	$ 308,008
Ratio of aggregate indebtedness to net capital	2.64 to 1
Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2004)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 171,561
Decrease in net income:	
Commission income	(2,916)
Other	(41,764)
	126,881
Increase (decrease) in nonallowable assets:	
Other assets	2,142
Accumulated depreciation	(12,426)
	(10,284)
Net capital per above, as adjusted	$ 116,597

Eisner

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Members
MultiTrade Securities LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of MultiTrade Securities LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by Rule 17a-13; and
3. Complying with the requirements for prompt payment for securities under Section 8(b) of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Eisner

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation, that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of MultiTrade Securities LLC for the year ended December 31, 2004, and this report does not affect our report thereon dated February 9, 2005.

As of December 31, 2004, the Company did not record a reasonable estimate of accrued expenses, which along with other audit adjustments resulted in a net increase in the Company's net loss and members' deficit of approximately 27% and 16%, respectively, and a net decrease of approximately 32% to the Company's reported net capital included in its unaudited FOCUS filing for the period ended December 31, 2004.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, with the exception of the matter discussed in the sixth paragraph above, the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eisner LLP

New York, New York
February 9, 2005